SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 3 May 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    X     Form 40-F _____

Enclosures:

Announcement of transactions of directors in securities of Sasol Limited or its major subsidiaries dated 1 April 2005 to 29 April 2005
1. 1 April 2005
2. 6 April 2005
3. 8 April 2005
4. 13 April 2005
5. 14 April 2005
6. 29 April 2005

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of a major subsidiary of the Company:
Name
J A van der Westhuizen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
1 April 2005
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
26 October 1998
Exercise price
R28,10
Selling price per share
R150,50
Number of shares
5 000
Total value
R752 500,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
1 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by the directors of a major subsidiary of the Company:
Name
R van Rooyen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
5 April 2005
Option offer date
30 August 2000
Option offer price
R54,00
Exercise date
9 November 2000
Exercise price
R54,30
Selling price per share
R154,00
Number of shares
5 800
Total value
R893 200,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
A de Klerk
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
5 April 2005
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
27 October 1998
Exercise price
R28,50
Selling price per share
R152,50
Number of shares
2 000
Total value
R305 000,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

Name
C P Buys
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
6 April 2005
Option offer date
20 April 2000
Option offer price
R38,05
Exercise date
5 May 2000
Exercise price
R41,10
Selling price per share
R156,80
Number of shares
3 800
Total value
R595 840,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
C P Buys
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
6 April 2005
Option offer date
29 October 1999
Option offer price
R42,30
Exercise date
12 November 1999
Exercise price
R41,90
Selling price per share
R156,70
Number of shares
4 400
Total value
R689 480,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

Name
A de Klerk
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
6 April 2005
Option offer date
28 September 1998
Option offer price
R25,10
Exercise date
27 October 1998
Exercise price
R28,50
Selling price per share
R156,50
Number of shares
3 000
Total value
R469 500,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
J H Fourie
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
6 April 2005
Selling price per share
R156,00
Number of shares
26 000
Total value
R4 056 000,00
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
6 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY AND A DIRECTOR OF A
MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director of the Company and a director of a major subsidiary of the Company:
Name
B P Connellan
Office held
Non–Executive Director
Company
Sasol Limited
Date transaction effected
7 April 2005
Option offer date
27 November 2000
Option offer price
R53,80
Exercise date
5 April 2005
Exercise price
R157,60
Number of shares
25 000
Total value
R3 940 000
Vesting periods
2 years – first half
4 years – second half
Class of shares
Ordinary no par value
Nature of transaction
Implementation of
options and purchase of
shares
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
Name
J A van der Westhuizen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
7 April 2005
Option offer date
5 September 2001
Option offer price
R78,70
Exercise date
7 September 2001
Exercise price
R81,30
Selling price per share
R163,00
Number of shares
7 800
Total value
R1 271 400
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares pursuant
to exercise and
implementation of
options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes

8 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
Name
J H Fourie
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
13 April 2005
Option offer date
5 September 2001
Option offer price
R78,70
Exercise date
7 September 2001
Exercise price
R81,30
Number of shares
51 900
Total value
R4 219 470
Vesting periods
2 years – one third
4 years – second third
6 years – final third
Class of shares
Ordinary no par value
Nature of transaction
Implementation of
options and purchase of
shares
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
13 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF THE COMPANY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transaction in securities of Sasol by a director of the Company:
Name
B P Connellan
Office held
Non–Executive Director
Company
Sasol Limited
Date transaction effected
13 April 2005
Selling price
R152,55
Number of shares
15 500
Total value
R2 364 525
Class of shares
Ordinary no par value
Nature of transaction
Sale of shares
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
14 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
DEALING IN SECURITIES BY A DIRECTOR OF A MAJOR SUBSIDIARY
In compliance with Rule 3.63 – 3.66 of the Listings Requirements of the
JSE Securities Exchange, South Africa, we hereby announce the following transactions in securities of Sasol by a director of a major subsidiary of the Company:
Name
R van Rooyen
Office held
Director of major
subsidiary
Company
Sasol Limited
Date transaction effected
28 April 2005
Option offer date
10 September 2002
Option offer price
R117,00
Exercise date
28 April 2005
Exercise price
R141,00
Number of shares
3 100
Total value
R437 100,00
Class of shares
Ordinary no par value
Nature of transaction
Exercise of options
Nature and extent of Director’s interest
Direct beneficial
Clearance given in terms of paragraph 3.66
Yes
29 April 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 May 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary